KINS TECHNOLOGY GROUP INC.

Four Palo Alto Square, Suite 200

3000 El Camino Real

Palo Alto, CA 94306

October 20, 2020

VIA EMAIL & EDGAR

Heather Clark

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	KINS Technology Group Inc. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-249177)

Dear Ms. Clark:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-249177) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on October 22, 2020 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Michael Mies of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-3130 and that such effectiveness also be confirmed in writing.

Very truly yours,

KINS Technology Group Inc.

By:	/s/ Khurram P. Sheikh
	Name:	Khurram P. Sheikh
	Title:	Chief Executive Officer and Chief Financial Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel and Michael Mies

cc:	Ropes & Gray LLP

Paul Tropp and Rachel Phillips